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VIA FACSIMILE, EDGAR & EXPRESS MAIL

February 4, 2005

Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Elmer's Restaurants, Inc. Schedule TO-T/13E-3 filed December 20, 2004

Filed	by Bruce N. Davis, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Thomas C. Connor, Corydon H. Jensen, Jr., Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks, Greg W. Wendt, Richard C. Williams, Dolly W. Woolley, Donald W. Woolley, Donna P. Woolley, and ERI Acquisition Corp.

This letter responds to the comments of the Staff set forth in your letter dated January 27, 2005, relating to the Schedule TO-T/13E-3 filed with the Securities and Exchange Commission on December 20, 2004 (the “Schedule TO/13E-3”).

For your information, page references in this response letter are to the revised Offer to Purchase (Exhibit (a)(1)(i)) and the revised Letter of Transmittal (Exhibit (a)(1)(ii)) filed as exhibits to Amendment No. 4 to Schedule TO/13E-3. Also, for the convenience of the Staff, we have repeated each of the Staff’s comments from the letter dated January 27, 2005 immediately above our responses.

Schedule TO/13E-3

Offer to Purchase

Have you received a financial analysis regarding the fairness of the Offer and Merger, page 11

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

1.	Refer to comment 11. We note the revised disclosure where you state:

The valuation analysis that Veber Partners provided to us is not a fairness opinion. It does not contain an opinion and it does not take into account the Offer. Rather, it provides our financial advisor’s conclusion as to the fair value of one Share . . . that we relied upon, in part, to support our views on the substantive fairness of the Offer. In addition, the valuation analysis was provided to us solely for our use and benefit. Thus, while it provides information that may be useful in connection with your decision whether to tender your Shares in the Offer, you are not entitled to rely upon the valuation analysis (as you would be able to do, based on the SEC’s position, with a fairness opinion) and our financial advisor has no liability or obligation to you with respect to their valuation analysis. In short, when considering the valuation analysis, you should bear in mind that it is not a fairness opinion.

This disclosure is inappropriate. You should revise the document to eliminate this disclosure as well as the paragraph that precedes the above quotation. The financial advisor has provided an opinion of the fair value of one share of stock, from a financial point of view, and security holders are entitled to rely upon it. Note the broad language in Item 1015(a) of Regulation M-A. As the tender offer is ongoing, you should revise the document to affirmatively correct the disclosure cited above. Also revise page 49 and throughout the document to clarify or delete any statements that you have not received a fairness opinion.

In addition, revise the document and Exhibit (c) to the Schedule TO (the financial advisor’s analysis and conclusion) to eliminate any language which attempts to limit reliance by shareholders on the financial advisor’s opinion, such as language stating that the opinion has been provided solely or only for the use of the filing persons. Such disclosure is inconsistent with the disclosure related to the opinion and should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the filing persons under the federal securities laws.

Furthermore, while it may be acceptable to include qualifying language concerning subjective analysis, it is inappropriate to disclaim responsibility for statements made in the document.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

Please revise this page and the remaining document to avoid inappropriate disclaimers, including that on page 70.

Finally, disclose that the financial advisor has consented to the use of the opinion in the document.

        Response.    We propose to amend the filing as described below to address the Staff’s comments.

               A.   We propose to amend the filing on page 10 such that the question and answer regarding the financial analysis reads in its entirety as follows:

“Have you received a financial analysis regarding the consideration to be received by the shareholders in the Offer and the Merger?

         Yes.        Our financial advisor, Veber Partners, LLC, has delivered to us a financial analysis concluding that, as of August 5, 2004, $6.57 per Share constitutes fair value for such Shares. You should be aware, however, that Veber Partners’ conclusion (a) does not take into account the Offer (rather, it provides our financial advisor’s conclusion as to the fair value of one Share in the abstract and without taking into account the existence or success of the Offer), (b) was obtained for the purpose of supporting our views on the substantive fairness of the Offer, and (c) was based on and subject to important assumptions, limitations and qualifications. See “Special Factors -- Section 3. Analysis of Veber Partners, LLC” for more information regarding the analysis and Exhibit (c) to Schedule TO for a full copy of the analysis.

         We considered whether to obtain a more recent valuation analysis than August 5, 2004 using the Company’s financial data up to the period ended March 29, 2004. As part of this consideration, we took into account the following:

  The decline in, among other things, the Company’s revenues and income for the twenty eight week period ended October 11, 2004, as reported in the Company’s Quarterly Report on Form 10-Q; and
  Our views that the public announcement of the proposed going private transaction caused a higher Share price on the open market than otherwise might have been the case in the absence of such announcement.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

Evaluating the foregoing factors in their entirety, and our belief that a more recent financial analysis would not have provided investors with any meaningfully better information regarding the value of the Company in connection with their decision to tender Shares in the Offer, we concluded that the valuation analysis dated August 5, 2004 served its intended purpose and decided not to obtain a more recent valuation analysis.”

               B.         We propose to amend the filing to add the following sentence to the end of the first paragraph on page 36:

“Veber Partners consented to the use of the Analysis, and the disclosures related thereto, in the Offer to Purchase and in the combined Schedule TO-T/13E-3 transaction statements, as amended, to which the Offer to Purchase is attached as Exhibit (a)(1)(i).”

               C.         We propose to amend the filing such that the first sentence in the second paragraph on page 36 reads in its entirety as follows (we have noted with strikeouts the language to be deleted):

“The Analysis ~~was prepared solely for the use and benefit of Purchaser and the Continuing Shareholders and~~ is not intended to be and does not constitute a recommendation to any Elmer’s shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any Shares, in connection with the Offer or any other potential transaction.”

               D.         We propose to amend the filing such that the first full paragraph on page 68 reads in its entirety as follows (strikeouts indicate the language to be deleted):

“~~In light of the uncertainties inherent in forward-looking information of any kind, and the simplistic nature of the analysis, Purchaser cautions against undue reliance on this information.~~ The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. While Purchaser has prepared this analysis with numerical specificity and has provided it to GE Capital and Veber Partners in connection with the Offer and the Merger, neither Purchaser nor the Continuing Shareholders has made, and does not make, any representation to any person that the analysis will reflect the future results of the Company. Neither Purchaser nor the Continuing Shareholders intends to update or revise the analysis to reflect circumstances existing after the

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

date they were prepared or to reflect the occurrence of future events, unless required by law.”

                E.        We propose to amend the first full paragraph on page 3 of the Analysis (Exhibit (c) to the Schedule TO) that carries onto page 4 so that it reads in its entirety as follows (strikeouts indicate the language to be deleted):

“In connection with the Offer, the Purchaser Group engaged Veber Partners to perform a financial analysis of the value of a single share of Common Stock held by the public shareholders of Elmer’s (the “Analysis”). No limitations were imposed by the Purchaser Group on the scope of Veber Partners’ investigation or the procedures to be followed by Veber Partners in performing its Analysis. The Veber Partners Analysis ~~is for the use and benefit of the Purchaser Group in connection with its Offer and~~ is not intended to be and does not constitute a recommendation to any Elmer’s shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any shares, in connection with the Offer. Veber Partners was not requested to opine as to, and its Analysis does not address, the Purchaser Group’s underlying business decision to proceed with or effect the Offer.”

2.	We note your response to comment 3. Please advise us of your plans.

        Response.     We have extended the Offer until February 16, 2005 (please see Amendment No. 7 to the Schedule TO-T/13E-3 filed February 3, 2005). As we discussed in our telephone conference on January 31, once we have cleared all comments set forth in the Staff’s letter dated January 27, 2005, we propose to disseminate to the Company’s shareholders a mailing consisting of a cumulative summary of changes made to the Offer to Purchase in response to Staff comments, which will be filed as Exhibit (a)(1)(xviii) to the Schedule TO-T-13E-3 pursuant to Amendment No. 8, which we would expect to file as soon as all comments have been cleared. The summary discloses to investors the changes made pursuant to Amendment No. 4 to the Schedule TO/13E-3 filed January 19, 2005 and changes made pursuant to Amendment No. 8. The summary’s format will be substantially similar to this response letter, referencing the amended and restated Offer to Purchase filed on January 19, 2005 and indicating by underscores for additions and strikethroughs for deletions where changes have been made to the original Offer to Purchase filed on December 20, 2004.

Introduction, page 18

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

3.	We reissue comment 16 as you have not deleted the language cited in our comment.

         Response.    We propose to amend the first full paragraph on page 20 of the filing to read in its entirety as follows (strikeouts indicate the language to be deleted):

“There may also be other factors that are currently not identifiable or quantifiable, but may arise or become known in the future. Forward-looking statements speak only as of the date the statement was made. ~~Purchaser and the Continuing Shareholders are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future results, or for any other reason, except as may be required by federal securities laws.~~  Purchaser and the Continuing Shareholders have a duty to, and will, amend the Offer to Purchase to reflect material changes in the information disclosed herein as set forth in Rule 13e-3(d)(2), Rule 13e-3(f)(1)(iii) and Rule 14d-3(b).”

Analysis of Veber Partners LLC, page 36

4.	We note your response to comment 25. Did you disseminate the exhibits with the offer to purchase. If not, revise the offer to purchase to include this information.

         Response.    The exhibits, including the Analysis of Veber Partners LLC, were disseminated to the Company’s shareholders with the Offer to Purchase.

Position of the Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and Merger, page 44

5.	We reissue comment 28. As the transaction will have different effects on different groups of unaffiliated security holders, revise the document to provide to fairness determinations, as discussed in our comment.

         Response.    We propose to amend the filing such that the section entitled “Special Factors -- Section 4. Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger” will read in its entirety as follows (underlines indicate additional language and strikeouts indicate language to be deleted):

4. POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

Rule 13e-3 and related rules under the Exchange Act require Purchaser and each of the Continuing Shareholders, as affiliates of the Company, to express their reasonable belief as to the fairness of the Offer to the Company’s

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

shareholders who are not affiliated with Purchaser and the Continuing Shareholders~~.~~, including those shareholders who tenders their Shares in the Offer (“Tendering Shareholders”) and those shareholders who elect not to tender their Shares in the Offer (“Non-Tendering Shareholders”).

Purchaser and each of the Continuing Shareholders believe that the Offer and the Merger are both substantively and procedurally fair ~~to the Company’s shareholders who are not affiliated with Purchaser and the Continuing~~both to Tendering Shareholders and Non-Tendering Shareholders. Purchaser and the Continuing Shareholders base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:

  Each shareholder of the Company can individually determine whether to tender Shares in the Offer, and Purchaser and the Continuing Shareholders believe that each shareholder is capable of evaluating the fairness of the Offer, supporting the procedural fairness of the Offer.

  The Offer represents a 20% premium over the closing price of the Company’s common stock on August 5, 2004, the last full trading day before the public announcement of the Continuing Shareholders’ original expression of interest in taking the Company private, a 17.5% premium over the weighted average closing price of the Company’s common stock over the 5 trading days prior to August 5, 2004, a 17.3% premium over the weighted average closing price of the Company’s common stock over 30 trading days prior to August 5, 2004, a 15.5% premium over the weighted average closing price of the Company’s common stock over the 13 weeks prior to August 5, 2004, a 7.1% premium over the 52 week high prior to August 5, 2004, and a 26.3% premium over the 52 week low prior to August 5, 2004. The premiums over historical trading prices represented by the Offer support the substantive fairness of the Offer.

  The Offer is conditioned, subject to waiver by Purchaser, on the tender of at least a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the Company’s then outstanding common stock. In addition, in no event will Purchaser purchase Shares in the Offer if less than a majority of the outstanding Shares, excluding the Shares beneficially owned by the Continuing Shareholders and the executive officers and directors of the Company, are validly tendered and not withdrawn. Accordingly, approximately 378,301 Shares not owned by the Continuing Shareholders would need to be validly tendered and not

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

withdrawn to satisfy the Majority of the Minority Condition. Acceptance of the Offer by the Company’s unaffiliated shareholders holding such number of Shares provides meaningful procedural protection for the Company’s shareholders, supporting the procedural fairness of the Offer.

  Further, if approximately 572,307 of the Shares not owned by the Continuing Shareholders are validly tendered and not withdrawn, both the Majority of the Minority Condition and the Minimum Tender Condition would be satisfied, further supporting the procedural fairness of the Offer.

  Shareholders of the Company who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that Purchaser pays in the Offer, subject to their right to assert dissenters’ rights and demand payment of the fair value of their Shares pursuant to the dissenters’ right provisions of OR Business Act (Section 60.551 through Section 60.594 of the OR Business Act). See Schedule A for the text of the dissenters’ rights provisions. Thus, because shareholders would receive the same consideration in the Merger or have the ability to assert dissenters’ rights and seek payment of the fair value of their Shares, shareholders would not be coerced to tender their Shares in the Offer, further supporting the procedural fairness of the Offer.

The Analysis by Veber Partners providing that a fair value was $6.57 per Share, supporting the substantive fairness of the Offer.

  Purchaser and the Continuing Shareholders believe the Offer Price to be fair considering the Analysis and the Company’s recent financial performance, profitability and uncertain growth prospects. In addition, the risk factors and uncertainties identified in the Company’s Exchange Act reports represent factors that could materially limit Elmer’s growth and profitability. As a result, Purchaser and the Continuing Shareholders believe the fair value of the stock to be $6.57 and therefore believe that the Offer Price, which represents a 14.2% premium, is substantively fair.

  The Offer and the Merger would shift the risk of the future financial performance of the Company from the public shareholders, who do not have the power to control decisions made as to the Company’s business, entirely to the Continuing Shareholders, who would have the power to control Company’s business and have the resources to manage and bear the risks inherent in the business over the long term.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

  Purchaser and the Continuing Shareholders considered the terms of the Offer and the Merger, including the amount and form of the consideration, the tender offer structure, which would provide an expeditious means for the Company’s shareholders not affiliated with Purchaser or the Continuing Shareholders to receive the Offer Price, and the Minimum Tender Condition and the Majority of the Minority Condition, as all supporting the procedural and substantive fairness of the Offer.

  The Offer, particularly when considered in light of the average daily trading volume of (i) 1,620 Shares for the year ending August 5, 2004 (the last full trading day before the original announcement of the going private proposal); (ii) 1,808 shares for the year ending December 8, 2004; and (iii) 1,504 shares for the four years ending December 8, 2004, provides the opportunity for the Company’s shareholders not affiliated with Purchaser or the Continuing Shareholders to sell all of their Shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for Shares held in “street name”).

  The small size of Elmer’s “public float” and its small shareholder base, as indicated by the approximately 157 holders of record plus approximately 450 beneficial owners, decrease the likelihood that there will be a significant active trading market for the Shares in the foreseeable future.

Elmer’s has never paid a cash dividend and there is no intention to do so in the foreseeable future.

The Offer provides Elmer’s shareholders an opportunity to sell all of their Shares at a premium in a market that has consistently evidenced limited liquidity.

  The Offer Price represents a 16.6% premium relative to the $6.43 price per share the Company paid to shareholders in the issuer self-tender offer on January 14, 2004. In addition, the Offer Price represents a 23.6% premium relative to the $6.07 price per share the Company paid in privately negotiated transactions that closed on November 7, 2003. Purchaser and the Continuing Shareholders believe these premiums further support the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

In addition to the foregoing factors, Purchaser and the Continuing Shareholders also believe the following factors, in their judgment, support their views as to the fairness of the Offer and the Merger to Non-Tendering Shareholders:

  Non-Tendering Shareholders will receive the same consideration in the Merger that Purchaser pays in the Offer or, alternatively, will have the right to assert dissenters’ rights and demand payment of the fair value of their Shares pursuant to the dissenters’ right provisions of OR Business Act (Section 60.551 through Section 60.594 of the OR Business Act). See Schedule A for the text of the dissenters’ rights provisions.

  Purchaser has committed to effect the Merger as soon as reasonably practicable following the consummation of the Offer. Thus, while it may take longer for Non-Tendering Shareholders to receive payment for their Shares than for Tendering Shareholders, Non-Tendering Shareholders control the timing (i.e., in deciding whether or not to tender their Shares in the Offer).

Purchaser and the Continuing Shareholders considered the historic trading prices more than one year prior to the public announcement of Purchaser’s and the Continuing Shareholders’ interest in this going-private transaction, which were generally lower than the prices over the one year period prior to such public announcement, and believe such historic trading prices further supports the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

The Offer Price represents a 34% premium relative to the Company’s net book value of $5.59 per share as reported on the Company’s most recent Form 10-Q for the twenty-eight weeks ended October 11, 2004 filed with the SEC, and a 41.5% premium relative to the Company’s net book value of $5.30 per share as reported on the Company’s Form 10-K for the fiscal year ended March 29, 2004 filed with the SEC. However, Purchaser and the Continuing Shareholders believe, based in part on the Analysis, that net book value is not a reliable valuation methodology when the going concern value exceeds the net book value. Accordingly, Purchaser and the Continuing Shareholders did not give this factor significant weight in their determination of the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

Purchaser and the Continuing Shareholders do not believe that Elmer’s liquidation value is materially relevant to the market value of the Company’s business based

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

upon their understanding of the restaurant and restaurant franchising industries, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business, and the Analysis. ~~Accordingly, Purchaser and the Continuing Shareholders did not undertake an analysis of liquidation value.~~Purchaser’s and the Continuing Shareholders’experience in the restaurant business suggests to them that restaurant equipment, while having significant value as part of an operating business, typically sells for less than twenty percent (20%) of its original purchase price when sold in liquidation. Although Purchaser did not calculate the Company’s liquidation value with numeric specificity, Purchaser and the Continuing Shareholders believe, based on their extensive experience in the industry, that the Company’s liquidation value would be significantly less than its going concern value. Accordingly, Purchaser and the Continuing Shareholders did not give significant weight to liquidation value in their determination of the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

Purchaser and the Continuing Shareholders also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Offer and the Merger:

  Following the successful completion of the Offer and the Merger, shareholders of the Company (other than the Continuing Shareholders) would cease to have the opportunity to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings of the Company.

  The structure of the transaction does not provide Company shareholders with an opportunity to approve or disapprove the Offer or the Merger by means of a shareholder vote (but does provide each shareholder an opportunity to decide whether to participate in the Offer).

  The financial interests of the Continuing Shareholders with regard to the Offer Price are adverse to the financial interests of the shareholders being asked to tender their Shares. In addition, officers and directors of the Company have conflicts of interest in connection with the Offer and the Merger. See “Schedule 14D-9 -- Item 3. Past Contacts, Transactions, Negotiations and Agreements” to be filed by Elmer’s within ten (10) days after the date of this Offer to Purchase.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

  Although Purchaser and the Continuing Shareholders have received a valuation analysis from Veber Partners supporting their views as to the fairness of the Offer to shareholders not affiliated with the Continuing Shareholders, the Offer Price may be less than what would be obtained if Elmer’s was actually sold to an independent third party. However, in light of Purchaser’s and the Continuing Shareholders’ perception (based on their prior activities in pursuing a sale of the Company, the absence of inquiries to the Company and their significant collective experience in the restaurant industry) of a continued lack of interest from independent third parties in the market in actually acquiring Elmer’s, Purchaser and the Continuing Shareholders did not give this factor much weight in their determination of the fairness of the Offer.

The financing for the Offer and the Merger will be secured by the assets of Elmer’s.

  The absence of any independent directors or an independent special committee to act solely on behalf of shareholders unaffiliated with Purchaser and the Continuing Shareholders and the fact no representative unaffiliated with Purchaser and the Continuing Shareholders was retained to act solely on behalf of shareholders unaffiliated with Purchaser and the Continuing Shareholders.

The absence of a fairness opinion~~.~~ from an independent third party.

Purchaser and the Continuing Shareholders believe that the current trading prices of the Shares at or near the Offer Price should not impact the substantive fairness of the Offer Price because they believe that the price of the Shares immediately increased, and remained fairly constant following such increase, after the August 6, 2004 announcement of their interest in taking the Company private. Purchaser and the Continuing Shareholders believe the increased trading price of the Shares resulted from a relatively small number of buyers of the Company’s common stock attempting to take advantage of arbitrage opportunities in the time period immediately following the August 6, 2004 announcement. In addition, Purchaser and the Continuing Shareholders believe that because the Shares are thinly traded, the price of the Shares can increase substantially in response to a small number of purchases, which is in fact what occurred shortly after such public announcement. Accordingly, Purchaser and the Continuing Shareholders believe that the price of the Shares has not accurately reflected its fair value since the announcement on August 6, 2004, and that the Offer Price remains substantively fair.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

Purchaser and the Continuing Shareholders believe the Offer is procedurally fair to shareholders unaffiliated with Purchaser and the Continuing Shareholders in light of the procedural safeguards noted above, particularly the Majority of the Minority Condition and Purchaser’s commitment to effect the Merger at the same price as the Offer Price. Purchaser and the Continuing Shareholders, therefore, believe that the Offer is procedurally fair to the Company’s unaffiliated security holders despite the fact that there was no separate independent unaffiliated representative to act as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Offer and the Offer is not being submitted to a vote of the Company’s non-employee directors.

The foregoing discussion of the information and factors considered by Purchaser and the Continuing Shareholders is not intended to be exhaustive but includes all material factors considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, Purchaser and the Continuing Shareholders did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination and recommendation. However, considering these factors as a whole and in the context of the Company’s financial position, and the belief of Purchaser and the Continuing Shareholders that individual shareholders are best able to determine for themselves whether to tender their Shares and obtain cash in the Offer, Purchaser and the Continuing Shareholders believe the Offer and the Merger are in the best interests of the Company and its shareholders and are substantively and procedurally fair.

Neither Purchaser and the Continuing Shareholders nor the Company have ~~not~~ requested or sought to obtain any report, opinion or appraisal from an ~~outside~~independent third party relating to the consideration or fairness of the consideration offered to the shareholders of Elmer’s unaffiliated with Purchaser or the Continuing Shareholders. Although Purchaser and the Continuing Shareholders did obtain the Analysis, in light of Veber Partners’ work in prior years with the Company and certain of the Continuing Shareholders (see “Special Factor -- Section 3. Analysis of Veber Partners, LLC”), Purchaser and the Continuing Shareholders do not believe Veber Partners would qualify as an independent third party. The decision not to seek such a report, opinion or appraisal from an independent third party poses certain risks to shareholders in determining whether to tender their ~~shares~~Shares. In particular, shareholders would not have the benefit of having an independent analysis of the Offer Price performed by a party that does not have actual or potential conflicts of interest in

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

the transaction, such as those of Veber Partners (as mentioned above) or such as those described in “Special Factors -- Section 6. Conflicts of Interest.”

THE VIEWS OF PURCHASER AND THE CONTINUING SHAREHOLDERS AS TO THE FAIRNESS OF THE OFFER AND THE MERGER SHOULD NOT BE CONSTRUED AS A RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES.”

6.	We note your response to comment 29. Did anyone calculate the liquidation value for the company? Also, we note the general observation that liquidation value generally is less than going-concern value. Revise to clarify whether the filing persons believed that the company’s liquidation value would be less than its going concern value, or to clarify that they had no basis to make this determination.

         Response.    No person calculated the liquidation value of the Company with numeric specificity. We propose to amend the filing so that the final paragraph on page 46 reads in its entirety as follows (underlines indicate additional language and strikeouts indicated language to be deleted):

“Purchaser and the Continuing Shareholders do not believe that Elmer’s liquidation value is materially relevant to the market value of the Company’s business based upon their understanding of the restaurant and restaurant franchising industries, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business, and the Analysis. Purchaser’s and the Continuing Shareholders’ experience in the restaurant business suggests to them that restaurant equipment, while having significant value as part of an operating business, typically sells for less than twenty percent (20%) of its original purchase price when sold in liquidation. Although Purchaser did not calculate the Company’s liquidation value with numeric specificity, Purchaser and the Continuing Shareholders believe, based on their extensive experience in the industry, that the Company’s liquidation value would be significantly less than its going concern value. Accordingly, Purchaser and the Continuing Shareholders did not give ~~undertake an analysis of~~  significant weight to liquidation value in their determination of the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.”

   Certain Information Concerning the Company, page 65

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

7.	We note the revised disclosure in response to comment 37. Please clarify the revised paragraph as there appears to be a typographical error.

         Response.    We propose to amend the final paragraph on page 64 to read in its entirety as follows:

“Intent to Tender. Mr. Dennis Miller, Elmer’s Secretary and Corporate Controller, is the only executive officer of the Company who is not also a Continuing Shareholder. As of the date hereof, Purchaser and the Continuing Shareholders are not aware (i) whether Mr. Miller believes the Offer is fair, (ii) if he will exercise his options to purchase Shares and, (iii) if he does, whether he intends to tender such Shares in the Offer.”

   Certain Information Concerning Purchaser and the Continuing Shareholders, page 72

8.	We reissue comment 40. Revise the table to reflect the beneficial ownership of each person named in the table as defined in Rule 13d-3. You may use footnotes to disclose the number of shares held individually by each person.

         Response.    We propose to amend the filing as requested in the comment such that the table on page 74 is amended to read in its entirety as follows:

Name of Continuing Shareholder	Amount Beneficially Owned(1)(2)	Percentage of Class(3)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Linda Ellis-Bolton	1,348,368	64.05%	-	1,348,368	-	1,348,368
Karen K. Brooks	1,348,368	64.05%	-	1,348,368	-	1,348,368
Richard P. Buckley	1,348,368	64.05%	-	1,348,368	-	1,348,368
David D. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Stephanie M. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Thomas C. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Bruce N. Davis	1,348,368	64.05%	-	1,348,368	-	1,348,368
Corydon H. Jensen	1,348,368	64.05%	-	1,348,368	-	1,348,368
Douglas A. Lee	1,348,368	64.05%	-	1,348,368	-	1,348,368
Debra A. Woolley-Lee	1,348,368	64.05%	-	1,348,368	-	1,348,368
David C. Mann	1,348,368	64.05%	-	1,348,368	-	1,348,368
Sheila J. Schwartz	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gerald A. Scott	1,348,368	64.05%	-	1,348,368	-	1,348,368
William W. Service	1,348,368	64.05%	-	1,348,368	-	1,348,368
Dennis M. Waldron	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gary N. Weeks	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gregory W. Wendt	1,348,368	64.05%	-	1,348,368	-	1,348,368
Richard C. Williams	1,348,368	64.05%	-	1,348,368	-	1,348,368
Dolly W. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368
Donald W. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368
Donna P. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368

    (1)        The Shares beneficially owned by each of the Continuing Shareholders are held by the Continuing Shareholders as members of a group. Under Rule 13d-5(a) of the Exchange Act, when two or more persons agreed to act together for the purpose of acquiring equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

purposes of Section (13(d) and 13(g) of the Exchange Act, of all equity securities of that issuer beneficially owned by any such person.

    (2)        Includes Shares issuable upon exercise of options held by certain of the Continuing Shareholders within 60 days from February 3, 2005. The number of Shares that each of the Continuing Shareholders has a right to acquire within 60 days from February 3, 2005 is as follows: Mr. Thomas C. Connor, 18,578; Mr. Davis, 78,829; Mr. Jensen, 18,578; Mr. Scott, 26,854; Mr. Service, 80,029; Mr. Waldron, 2,000; Mr. Williams, 18,578; and Mr. Donald W. Woolley, 18,578.

    (3)        Based on 1,842,945 shares of Common Stock deemed outstanding as of December 8, 2004 (as reported by the Company to Purchaser and the Continuing Shareholders) as adjusted for each Continuing Shareholder to include outstanding options exercisable by any of the Continuing Shareholder within sixty days of February 3, 2005.

   Certain Conditions of the Offer

9.	We reissue comment 42. The revised disclosure does not clarify your obligations. For example, in the concluding paragraph it appears that you may return shares pending payment. It is unclear why this would be appropriate or in compliance with the prompt payment requirement of Rule 14e-1(c). Please advise.

         Response.    Based on the Staff’s comment and our telephone discussions on January 31, 2005, we propose to amend the first full paragraph on page 87 to reflect the Staff’s comment by deleting the first sentence as indicated below:

~~Notwithstanding the fact that Purchaser and the Continuing Shareholders reserve the right to assert the occurrence of a condition following acceptance of properly tendered Shares for payment but prior to payment for such Shares, Purchaser will either promptly pay for such Shares or promptly return such Shares in order to delay payment or cancel its obligation to pay for properly tendered shares~~. A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

10.	We reissue comment 43. Revise to clarify the conditions subject to “any change.” For example, any change in what?

         Response.    Based on the Staff’s comment and our telephone discussions on January 31, 2005, we propose to amend the first bullet point on page 86 to read in its entirety as follows (we have noted with strikeouts the language to be deleted):

   Any ~~change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has a~~ materially adverse change in~~effect on~~ the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of Elmer’s.

Ms. Abby Adams
Re: Elmer's Restaurants, Inc.
February 4, 2005

If you have any questions or additional comments regarding the Schedule TO/13E-3, please call the undersigned at (503) 778-2052 or Jeffrey C. Wolfstone at (503) 778-2100. Given the limited timeline in which we have to arrange and effect dissemination of the summary to the shareholders, we would appreciate any steps you can take to expedite your review of the matters addressed in this letter.

Very truly yours, LANE POWELL PC /s/ Benjamin G. Lenhart Benjamin G. Lenhart
cc:	Bruce N. Davis Jeffrey C. Wolfstone Gregory L. Anderson